EX 99.28(d)(35)(ii)

Amendment

to the Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and Harris Associates L.P.

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser ("Adviser"), and Harris Associates L.P., a Delaware Limited Partnership and registered investment adviser ("Sub-Adviser").

Whereas, the Adviser and the Sub-Adviser entered into an Investment Sub-Advisory Agreement effective as of the 27th day of April, 2015 ("Agreement"), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios of JNL Series Trust ("Trust").

Whereas, the parties have agreed to amend the following section of the Agreement:

Section 2. "Services to be Rendered by the Sub-Adviser to the Trust"

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement as follows:

Delete paragraph G. in Section 2. "Services to be Rendered by the Sub-Adviser to the Trust" in its entirety and replace it with the following:

G.
The Sub-Adviser at its expense, will furnish: (i) all necessary facilities and personnel, including salaries, expenses, and fees of any personnel required for the Sub-Adviser to faithfully perform its duties under this Agreement; and (ii) administrative facilities, including bookkeeping, and all equipment necessary for the efficient conduct of the Sub-Adviser's duties under this Agreement. The Sub-Adviser shall, at its expense, bear any fees or costs associated with regulatory investigations or litigation arising from or pertaining to (i) the services provided by the Sub-Adviser under the Agreement (but excluding litigation for services provided and/or fees charged by the Adviser); and (ii) the Sub-Adviser's general business operations that require the involvement or participation of the Adviser, the Fund, and/or any Trustee of the Fund.  The Adviser shall, at its expense, bear any fees or costs associated with regulatory investigations or litigation arising from or pertaining to (i) the services provided by the Adviser under the Agreement or other services provided to the Fund or any other fund sponsored or advised by the Adviser; and (ii) the Adviser's general business operations that require the involvement or participation of the Sub-Adviser.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed and effective as of August 31, 2016.

Jackson National Asset Management, LLC		Harris Associates L.P.

By:	/s/ Mark D. Nerud	By:	/s/ Kristi L. Rowsell
Name:	Mark D. Nerud	Name:	Kristi L. Rowsell
Title:	President and CEO	Title:	President